Filing by Columbia Funds Series Trust I pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust

(SEC File No. 811-09645)

Fund merger news and proxy proposals

Shortly after proxy materials were filed with the Securities and Exchange Commission, we began a period of proxy mailings and shareholder vote solicitations that concluded for most funds. We are now pleased to announce that shareholders have approved many fund mergers as well as proposals relating to Columbia AMT-Free Tax-Exempt Bond Fund. There are also some important dates and pieces of information we would like to remind you of.

Fund merger proposals

The following acquired funds have merged into their corresponding acquiring fund on the date provided in the table below.

Acquired fund	Acquiring fund	Merger status
Columbia International Opportunities Fund	Columbia Select International Equity Fund	Merger completed May 20, 2016
Columbia International Value Fund	Columbia Overseas Value Fund	Merger completed June 24, 2016
Columbia Large Cap Growth Fund IV	Columbia Large Cap Growth Fund	Merger completed May 20, 2016
Columbia Multi-Advisor Small Cap Value Fund	Columbia Select Smaller-Cap Value Fund	Merger completed May 20, 2016
Columbia Value and Restructuring Fund	Columbia Contrarian Core Fund	Merger completed June 24, 2016

Acquired variable portfolio	Acquiring variable portfolio	Merger status

Columbia Variable Portfolio - International Opportunities Fund	Columbia Variable Portfolio - Select International Equity Fund	Merger completed April 29, 2016

Columbia Variable Portfolio - Large Cap Growth Fund II Columbia Variable Portfolio - Large Cap Growth Fund III	Columbia Variable Portfolio - Large Cap Growth Fund Columbia Variable Portfolio - Large Cap Growth Fund	Merger completed April 29, 2016

Variable Portfolio - Loomis Sayles Growth Fund II	Variable Portfolio - Loomis Sayles Growth Fund	Merger completed April 29, 2016

Approved proxy proposal for Columbia AMT-Free Tax-Exempt Bond Fund (now known as Columbia Strategic Municipal Income Fund)

Shareholders of Columbia AMT-Free Tax-Exempt Bond Fund approved changes to the fund’s investment objective and 80% investment policy to permit, among other things, investing, without limit, in AMT-generating securities, which became effective April 18, 2016. These and associated strategy changes are intended to provide Columbia Threadneedle with greater flexibility to invest the fund’s assets in a broader universe of fixed-income securities and will enhance the fund’s investment flexibility to adjust to changing economic environments in an effort to more effectively manage risk and enhance performance.

Adjournments

At the June 13 joint special meeting of shareholders, merger proposals relating to the funds listed below were adjourned until November 29, 2016. New record dates have been set, and shareholders who hold positions in these funds as of the record dates listed below will be entitled to vote. Shareholders who hold shares as of the record date who have already submitted proxy cards (because they also held shares as of the initial record date of January 22, 2016) need not take any further action to cast their vote, but may revoke their proxies or change their votes before the November 29 meeting.

Acquired fund	Acquiring fund	Record date
Columbia Large Cap Growth Fund II	Columbia Large Cap Growth Fund	August 1, 2016
Columbia Large Cap Growth Fund III	Columbia Large Cap Growth Fund	August 5, 2016
Columbia Large Cap Growth Fund V	Columbia Large Cap Growth Fund	August 11, 2016

Restrictions and policies

Certificates of shares

If you currently hold any shares of an acquired fund in certificate form, those shares will be considered null and void upon completion of the fund merger. Shares will be held in book entry form in the corresponding acquiring fund.

New accounts

New account applications for the purchase of shares of an acquired fund, received in good order, will be accepted through the close of business on that acquired fund’s merger date. After that, any account application for shares of an acquired fund will be rejected.

Purchases, exchanges and redemptions of shares of an acquired fund

Purchases, exchanges and redemptions of an acquired fund will be accepted through the close of business on the acquired fund’s merger date. In addition, requests to purchase, exchange or redeem shares of an acquired fund received in good order within 30 days after the merger date, will automatically be treated as a purchase, exchange or redemption of the corresponding acquiring fund. After this 30-day period, any such requests will be rejected.

Systematic investment plan and systematic withdrawal plan transactions

If you are currently participating in the systematic investment plan or systematic withdrawal plan with an acquired fund, your current systematic transactions will be carried over to its corresponding acquiring fund.

Additional information about existing accounts, share transfer, taxes, services and distributions

Existing accounts

Account numbers will be carried over whenever possible. But, if an account number in an acquiring fund is already being used by another shareholder, a new account number will be created. We will also target existing accounts for the same shareholder in the acquiring funds whenever possible.

Share transfer

The full value of your account in an acquired fund will be exchanged for shares of the acquiring fund on the date of the mergers. While the number of shares may differ based on each fund’s net asset value, the value of your account will not change as a direct result of the merger transaction. If your shares are currently subject to a CDSC, the CDSC will carry over with the merger transaction. Any applicable CDSC will be assessed on redemptions based on the CDSC schedule applicable to shares of the acquired funds.

Taxes

Each retail mutual fund merger is intended to be a tax-free reorganization for U.S. federal income tax purposes. Shareholders of the funds are not expected to realize any gains or losses as a direct result of the mergers.

Services

Account-level features and options such as dividend distributions, dividend diversification, automatic investment plans, systematic withdrawals and dollar cost averaging will automatically carry over during the merger transaction. If a shareholder of an acquired fund also owns a pre-existing account in an acquiring fund, the account level features do not carry over.

Distributions

Prior to each acquired fund’s merger event, ordinary income and capital gains, if any, will be distributed to shareholders of record in the acquired funds and possibly in the acquiring funds.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For information regarding an Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor is 800-708-7953 and proxy-direct.com/col-27405. The prospectus/proxy statement contains important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/proxy statement is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.

Merger Resources

•	Merger Questions & Answers

•	Potential lower fund operating expenses